FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Announces Management Appointments

Toronto, Ontario (May 21, 2026) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced multiple management appointments, further strengthening its senior leadership team.

James Clark joins Alamos as Vice President, Canadian Operations. In his new role, Mr. Clark will provide strategic, operational and technical leadership across Alamos’ Canadian operations. He is a senior mining executive with over 20 years of leadership experience in operations, project development, and corporate strategy. Most recently, Mr. Clark was the Head of Mining, North America at Barrick Gold, with a focus on operational optimizations and capital allocation. Prior to that, he held a number of technical roles with increasing responsibility at National Bank Financial, Coeur Mining, De Beers Group and Dynatec Mining Services. Mr. Clark holds a Bachelor of Arts in Economics and a Bachelor of Engineering in Mining Engineering, both from Laurentian University. He also holds an MBA from the Richard Ivey School of Business at Western University, and is a licensed Professional Engineer in Ontario.

Marcelo Martinez has been promoted to Vice President, Mexico Operations. Mr. Martinez has over 20 years of mining leadership experience, including operational and project development roles at Agnico Eagle and Goldcorp. He joined AuRico Gold (a predecessor company to Alamos Gold) in 2012 as Processing Manager for the El Chanate mine, and was appointed Project Manager for Mulatos in 2015, where he led the construction and commissioning of La Yaqui Phase 1, Cerro Pelon and La Yaqui Grande. He was later appointed General Manager, Mulatos District in 2022, overseeing all aspects of mine-site operations. In his expanded role, Mr. Martinez will provide strategic, operational, and technical leadership across Alamos’ operations and development projects in Mexico. Mr. Martinez has a degree in Chemical Engineering (with specialization in Metallurgy) from the University of Sonora.

Scott R.G. Parsons has been promoted to Senior Vice President, Exploration. Since joining Alamos in 2018 and being appointed Vice President, Exploration in 2020, Mr. Parsons has led value creation through our global exploration strategy. His leadership and commitment have ensured our investment in exploration is a key driver of Alamos’ growth, delivering consistently strong results across operations and development projects.

Adrian Paulse has been promoted to Senior Vice President, Information Technology. Since joining Alamos in 2015 and being appointed Vice President, Information Technology in 2020, Mr. Paulse has been pivotal in transforming the Company’s global digital landscape into a strategic asset. Under his leadership, Alamos has strengthened its technology foundation, enhanced system reliability and security, and set the stage to support evolving business needs through information and operational systems.

“I would like to welcome James to the Alamos team, and congratulate Marcelo, Scott and Adrian on their promotions. The depth of our management team is integral to our success as we advance our organic growth initiatives and continue progressing towards our goal of producing one million ounces of gold annually by 2030. Today’s announcement reflects our commitment to

TRADING SYMBOL: TSX:AGI NYSE:AGI

leadership growth and recognition of contributions across our business,” said John A. McCluskey, President and Chief Executive Officer.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects including the IGD Expansion, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements

This news release contains statements that constitute forward-looking information as defined under applicable Canadian and U.S. securities laws. All statements in this release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are, or may be deemed to be, “forward-looking statements” and are based on expectations, estimates and projections as at the date of this release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology or statements that certain actions, events or results “may", "could”, "might" or "will" be taken, occur or be achieved.

Such statements in this release include information, assumptions, expectations and guidance as to strategy, plans, and future financial and operating performance, such as those regarding the Company’s plans to advance its organic growth initiatives, increases in production, and production goals and related timing.

Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this release are set out in the Company’s latest 40F/Annual Information Form and its Management’s Discussion and Analysis for the year ended December 31, 2025, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, and should be reviewed in conjunction with the information, risk factors and assumptions found in this release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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